UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 30)1

Handy & Harman Ltd.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

410315105
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,131,185
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,131,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,131,185
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,131,185
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,131,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,131,185
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,131,185
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,131,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,131,185
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,131,185
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,131,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,131,185
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 306,412
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 288,107
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 306,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON JOHN H. MCNAMARA, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,233
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 32,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON LEONARD J. MCGILL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,716
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,517
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 273,947
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 255,642
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,947
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON EMH HOWARD, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,642
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 57,642
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON JAMES F. MCCABE, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,267
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 39,579
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 410315105

The following constitutes Amendment No. 30 to the Schedule 13D filed by the undersigned (“Amendment No. 30”).  This Amendment No. 30 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”), SPH Group LLC, a Delaware limited liability company (“SPHG”), SPH Group Holdings LLC, a Delaware limited liability company (“SPHG Holdings”), Steel Partners Holdings GP Inc., a Delaware corporation (“Steel Holdings GP”), Warren G. Lichtenstein, Jack L. Howard, EMH Howard, LLC, a New York limited liability company (“EMH”), Leonard J. McGill, James F. McCabe, Jr. and John H. McNamara, Jr.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Steel Holdings owns 99% of the membership interests of SPHG.  SPHG is the sole member of SPHG Holdings.  Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings.  By virtue of these relationships, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by SPHG Holdings.

Warren G. Lichtenstein, the Executive Chairman of Steel Holdings GP, is Chairman of the Issuer.  Jack L. Howard, an officer and director of Steel Holdings GP, is Vice Chairman and Principal Executive Officer of the Issuer.  EMH is an affiliate of Mr. Howard.  James F. McCabe, Jr., an officer of Steel Holdings GP, is Senior Vice President and Chief Financial Officer of the Issuer.  Leonard J. McGill, an officer of Steel Holdings GP, is Senior Vice President, Chief Legal Officer and Assistant Secretary of the Issuer.  John H. McNamara, Jr., an employee of a subsidiary of Steel Holdings, is a director of the Issuer.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Steel Holdings GP.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The principal business address of each of the Reporting Persons is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(c)           Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies.  Steel Holdings may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which it holds an interest.  The principal business of SPHG Holdings is holding securities for the account of Steel Holdings.  The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates.  The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings.

The principal occupation of Warren G. Lichtenstein is serving as Executive Chairman of Steel Holdings GP.  The principal occupation of Jack L. Howard is serving as the President of Steel Holdings GP and serving as a principal of Mutual Securities, Inc., a registered broker dealer.  EMH is a family-owned holding company whose principal business is investing in securities.  The principal occupation of James F. McCabe, Jr. is serving as Chief Financial Officer of Steel Holdings GP.  The principal occupation of Leonard J. McGill is serving as Senior Vice President, General Counsel and Secretary of Steel Holdings GP.  The principal occupation of John H. McNamara, Jr. is serving as a Managing Director and investment professional of Steel Partners LLC, a subsidiary of Steel Holdings.

CUSIP NO. 410315105

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the individuals who are Reporting Persons or listed on Schedule A are citizens of the United States of America.  Each of the entities (other than EMH) who are Reporting Persons are organized under the laws of the State of Delaware.  EMH is organized under the laws of the State of New York.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 7,131,185 Shares owned directly by SPHG Holdings is approximately $86,219,904, including brokerage commissions. The Shares owned directly by SPHG Holdings were acquired with funds of SPHG Holdings and an affiliated entity that initially purchased a portion of the Shares prior to being contributed to SPHG Holdings.

Mr. Lichtenstein beneficially owns 18,305 unvested restricted Shares and an additional 288,107 Shares awarded to him in his capacity as Chairman of the Issuer.

The aggregate purchase price of the 57,642 Shares owned directly by EMH is approximately $184,280, including brokerage commissions. The Shares owned directly by EMH were acquired with the working capital of EMH.

Mr. Howard beneficially owns 18,305 unvested restricted Shares and an additional 198,000 Shares awarded to him in his capacity as a director of the Issuer.

The aggregate purchase price of 500 Shares owned directly by Mr. McNamara is approximately $5,015, including brokerage commissions.  Such Shares were acquired with personal funds.  Mr. McNamara beneficially owns 733 unvested restricted Shares and an additional 32,000 Shares awarded to him in his capacity as a director of the Issuer.

The aggregate purchase price of 5,000 Shares owned directly by Mr. McCabe is approximately $70,660, including brokerage commissions. Such Shares were acquired with personal funds.  Mr. McCabe beneficially owns 4,688 unvested restricted Shares and an additional 29,579 Shares and stock options currently exercisable into 5,000 Shares awarded to him in his capacity as Senior Vice President and Chief Financial Officer of the Issuer.

CUSIP NO. 410315105

Mr. McGill beneficially owns 4,199 unvested restricted Shares and an additional 6,517 Shares awarded to him in his capacity as Senior Vice President, Chief Legal Officer and Assistant Secretary of the Issuer.

Set forth on Schedule B annexed to Amendment No. 26 to the Schedule 13D (“Schedule B”) is the aggregate purchase price of the Shares beneficially owned, if any, by each of the persons, who are not Reporting Persons, set forth on Schedule A.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 31, 2015, the Issuer, JPS Industries, Inc., a Delaware corporation (“JPS”), Handy & Harman Group, Ltd., a Delaware corporation and a wholly owned subsidiary of the Issuer (“H&H Group”), HNH Group Acquisition LLC, a Delaware limited liability company and a wholly owned subsidiary of HNH Group (“H&H Acquisition Sub”), and HNH Group Acquisition Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of H&H Acquisition Sub (“Sub”), entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”) pursuant to which Sub will be merged with and into JPS (the “Merger”), with JPS being the surviving corporation in the Merger, and pursuant to which all of the holders of shares of JPS common stock, par value $0.01 per share (“JPS Common Stock”) (other than the Issuer and its affiliates, including SPHG Holdings), will receive $11.00 in cash for each share of their JPS Common Stock (the “Per Share Merger Consideration”).  Consummation of the transaction is subject to approval of the Merger by a majority of the outstanding shares of JPS Common Stock and by a majority of the outstanding shares of JPS Common Stock not owned by the Issuer or its affiliates, including SPHG Holdings.  Reference is made to the Form 8-K filed by the Issuer on June 1, 2015 for a more detailed description of the Merger and the Merger Agreement, including, without limitation, the other conditions to the closing of the Merger.

Following the closing of the Merger, JPS will be indirectly owned by both H&H Group and SPHG Holdings.  On May 31, 2015, H&H Group and SPHG Holdings entered into an Exchange Agreement (the “Exchange Agreement”) whereby, following the closing of the Merger, the Issuer will issue (the “Issuance”) to its wholly-owned subsidiary, HNH Group, Shares of the Issuer in an amount equal to the product of (a) the aggregate number of shares of JPS Common Stock held by SPHG Holdings immediately prior to the Exchange (as defined below) multiplied by (b) a fraction, (i) the numerator of which is an amount equal to the Per Share Merger Consideration and (ii) the denominator of which is an amount equal to the Parent Stock Price (as defined in the Exchange Agreement).  Following the Issuance, HNH Group will exchange (the “Exchange”) such newly issued Shares of the Issuer for all shares of JPS Common Stock held by SPHG Holdings.  Following the Exchange, HNH Group will own all of the shares of JPS Common Stock and currently intends to merge JPS with and into its wholly-owned subsidiary, HNH Acquisition LLC, a Delaware limited liability company, which will be the surviving entity in such merger.  The Issuance and Exchange were approved by SPHG Holdings, as the Issuer’s majority stockholder.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, which is incorporated by reference herein.

CUSIP NO. 410315105

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 10,784,634 Shares outstanding, which is the total number of Shares outstanding as of April 29, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on April 30, 2015.

As of the close of business on the date hereof, SPHG Holdings owned directly 7,131,185 Shares, constituting approximately 66.1% of the Shares outstanding.  By virtue of their relationships with SPHG Holdings discussed in further detail in Item 2, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by SPHG Holdings.

As of the close of business on the date hereof, Warren G. Lichtenstein owned directly 288,107 Shares and beneficially owned an additional 18,305 unvested restricted Shares, which in the aggregate constitute approximately 2.8% of the Shares outstanding.

As of the close of business on the date hereof, EMH owned directly 57,642 Shares, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with EMH discussed in further detail in Item 2, Jack L. Howard may be deemed to beneficially own the Shares owned by EMH.

As of the close of business on the date hereof, Jack L. Howard owned directly 198,000 Shares and beneficially owned an additional 18,305 unvested restricted Shares, which, together with the 57,642 Shares owned directly by EMH that Mr. Howard may also be deemed to beneficially own, constitute approximately 2.5% of the Shares outstanding.

As of the close of business on the date hereof, James F. McCabe, Jr. owned directly 34,579 Shares and beneficially owned an additional 9,688 Shares, consisting of 4,688 unvested restricted Shares and 5,000 Shares issuable upon the exercise of stock options, which in the aggregate constitute less than 1% of the Shares outstanding.

As of the close of business on the date hereof, Leonard J. McGill owned directly 6,517 Shares and beneficially owned an additional 4,199 unvested restricted Shares, which in the aggregate constitute less than 1% of the Shares outstanding.

As of the close of business on the date hereof, John H. McNamara, Jr. owned directly 32,500 Shares and beneficially owned an additional 733 unvested restricted Shares, which in the aggregate constitute less than 1% of the Shares outstanding.

Item 5(b) is hereby amended and restated to read as follows:

(b)           Each of Steel Holdings, SPHG Holdings, SPHG and Steel Holdings GP may be deemed to have shared power to vote and dispose of the Shares owned directly by SPHG Holdings.

Mr. Howard and EMH have the sole power to vote and dispose of the Shares owned directly by EMH.

Each of Messrs. Lichtenstein, Howard, McCabe, McGill and McNamara has the sole power to vote the unvested restricted Shares he beneficially owns and will have the sole power to dispose of such Shares once they have vested.

Each of Messrs. Lichtenstein, Howard, McCabe, McGill and McNamara has the sole power to vote and dispose of the remaining Shares he owns directly.  Mr. McCabe may be deemed to have sole voting and dispositive power with respect to the Shares underlying the options owned by him.

CUSIP NO. 410315105

Item 5(c) is hereby amended to add the following:

(c)           There were no transactions in the Shares by the Reporting Persons during the past 60 days except as follows:  On April 27, 2015, the Issuer withheld 942 Shares beneficially owned by James F. McCabe, Jr. to satisfy tax withholding obligations upon the vesting of Shares of restricted stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Exchange Agreement, defined and described in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing Agreement, dated as of June 4, 2015, by and among the Reporting Persons.

99.2
Exchange Agreement, dated as of May 31, 2015, by and between Handy & Harman Group, Ltd. and SPH Group Holdings LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Handy & Harman Ltd. on June 1, 2015).

CUSIP NO. 410315105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2015	STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP LLC

	By:	Steel Partners Holdings GP Inc. Managing Member

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP HOLDINGS LLC

	By:	Steel Partners Holdings GP Inc. Manager

	By:	/s/ Jack L. Howard
Jack L. Howard, President

STEEL PARTNERS HOLDINGS GP INC.

	By:	/s/ Jack L. Howard
Jack L. Howard, President

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Leonard J. McGill
LEONARD J. MCGILL

CUSIP NO. 410315105

/s/ James F. McCabe, Jr.
JAMES F. MCCABE, JR.

/s/ John H. McNamara, Jr.
JOHN H. MCNAMARA, JR.

/s/ Jack L. Howard
JACK L. HOWARD

EMH HOWARD, LLC

By:	/s/ Jack L. Howard
Jack L. Howard, Managing Member

CUSIP NO. 410315105

SCHEDULE A

Executive Officers and Directors of Steel Partners Holdings GP Inc.

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Executive Chairman and Director	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard, President and Director
President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer
c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

James F. McCabe, Jr., Chief Financial Officer	Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Leonard J. McGill, Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Anthony Bergamo, Director	Vice Chairman of MB Real Estate, a property management company	c/o MB Real Estate 335 Madison Avenue, 14th Floor New York, NY 10017

John P. McNiff, Director	Chairman of Discovery Capital Management, LLC, a multi-strategy hedge fund	c/o Discovery Capital Management, LLC 90 Park Avenue New York, NY 10016

Joseph L. Mullen, Director	Managing Partner of Li Moran International, Inc., a management consulting company	c/o Li Moran International 611 Broadway, Suite 722 New York, NY 10012

General Richard I. Neal, Director	President of Sisvel US, Inc. and Audio MPEG, Inc., licensors of intellectual property	c/o Sisvel US, Inc. 66 Canal Center Plaza, Suite 750 Alexandria, VA 22314

Allan R. Tessler, Director	Chairman and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm	c/o International Financial Group, Inc. 2500 North Moose Wilson Road Wilson, WY 83014